

Deloitte & Touche LLP
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New York, NY 10112
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of OTC Link LLC:

We have reviewed management's statements, included in the accompanying OTC Link LLC's Exemption Report (the "Exemption Report"), in which OTC Link LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") because the Company limited its business activities exclusively to providing technology or platform services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the year ended December 31, 2025, without exception. The Company's management is responsible for its compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74.

Deloitte & Touche LLP

March 4, 2026

OTC Link LLC's Exemption Report

OTC Link LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Securities Exchange Act Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

    (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

    (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to providing technology or platform services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

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OTC Link LLC

I, Yongxiang Jin, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

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Yongxiang (Jeff) Jin
Chief Financial Officer

March 04, 2026